Dennis J. Scott	(301) 564-3352 phone

Senior Vice President, General Counsel,

Chief Compliance Officer & Corporate Secretary

August 3, 2020

VIA EDGAR

Ms. Irene Barberena-Meissner, Staff Attorney

Mr. Timothy S. Levenberg, Special Counsel

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Centrus Energy Corp.
Registration Statement on Form S-3
File No. 333-239242

Dear Ms. Barberena-Meissner Mr. Levenberg:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Centrus Energy Corp. (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m. Eastern Time on August 5, 2020, or as soon thereafter as practicable. The Registrant respectfully requests that you notify C. Brophy Christensen of O’Melveny & Myers LLP of such effectiveness by telephone at (415) 984-8793.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (301) 564-3352 or by email at scottd@centrusenergy.com.

Very truly yours,

Dennis J. Scott